Morgan Stanley S&P 500 Select Fund


Item 77.C.	Matters Submitted to a Vote of Security Holders

	On June 19, 2002, a Special Meeting of the Fund's Shareholders was held to vote upon the approval of an Agreement and Plan of Reorganization, dated January 24, 2002, between Morgan
Stanley S&P 500 Select Fund and Morgan Stanley S&P 500 Index Fund, pursuant to which substantially all of the assets of the Morgan Stanley S&P 500 Select Fund would be combined with those of Morgan Stanley S&P 500 Index Fund and shareholders of Morgan Stanley S&P 500
Select Fund would become shareholders of Morgan Stanley S&P 500 Index Fund receiving shares of Morgan Stanley S&P 500 Index Fund with a value equal to the value of their holdings in Morgan
Stanley S&P 500 Select Fund. The vote on the Shareholder proposal was as follows:



For: 4,078,653		Against: 113,711	Abstain: 199,732